Mail Stop 3561

June 5, 2006

Mr. Carl Urich
Global Envirotech, Inc.
7293 South Sherman Street
Littleton, CO 80122

>   **Re: Global Envirotech, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
>   **Filed May 18, 2006**
>   **File No. 000-50162**

Dear Mr. Urich:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 8A – Controls and Procedures

1. Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

Item 11. Security Ownership of Certain Beneficial Owners and Management, page 15

2. It appears that the disclosure of beneficial owners of common stock totaling 57,100,000 shares is inconsistent with the disclosure in the December 31, 2005 Balance Sheet which states that there are 10,808,400 shares of common stock outstanding. Please clarify and revise. In addition, please complete the ownership percentage.

Report of Independent Registered Public Accounting Firm, page F-1

3. Jaspers + Hall's audit report only covers the 2005 financial statements and states that the 2004 financial statements were audited by another auditor who has ceased operations. A review of your 2004 10KSB revealed that Jaspers + Hall audited your 2004 annual and cumulative financial statements. Please advise Jaspers to revise the report included in the 2005 10KSB to cover the year ended December 31, 2004 and the cumulative period from April 18, 2001 (inception) to December 31, 2005. The reference to the other auditor should be deleted.

Statement of Operations, page F-3

3. We note your disclosure under Item 14 which indicates that your former auditor billed $4,000 for services rendered during the year ended December 31, 2005. Please tell us why such amounts were not recorded in the statement of operations for the year ended December 31, 2005. Also, please tell us why you were apparently not billed any fees by your current auditor for the audit of your December 31, 2005 financial statements.

Exhibit 31.1, CEO Certification

4. We note multiple differences between the language of your certification and the language that is required by Item 601(b)(31) of Regulation S-B. Please revise your certification accordingly. To the extent that additional disclosures are required to make the certification accurate, provide such disclosures under Item 8A.

Form 10-QSB for the period ended March 31, 2006

5. Please amend the filing to address comments #1 and #5 above with respect to the
    10-KSB for the year ended December 31, 2005.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3558 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies